Exhibit 99.1

Puxin Limited Announces Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

BEIJING, March 16, 2021 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Financial and Operational Highlights

•	Net revenues were RMB718.3 million (US$110.1 million), a decrease of 16.4% from RMB859.3 million in the fourth quarter of 2019.

•	Net loss attributable to Puxin Limited was RMB68.8 million (US$10.5 million), a decrease of 36.8% from RMB108.8 million in the fourth quarter of 2019.

•	Adjusted net loss attributable to Puxin Limited[1] was RMB62.4 million (US$9.6 million), a decrease of 32.5% from RMB92.5 million in the fourth quarter of 2019.

•	Adjusted EBITDA[2] was RMB(17.8) million (US$(2.7) million), compared to RMB(51.9) million in the fourth quarter of 2019.
·	Student enrollments decreased by 12.5% to 763,626 from 872,950 in the fourth quarter of 2019.

Fiscal Year 2020 Financial and Operational Highlights

•	Net revenues were RMB2,903.9 million (US$445.0 million), a decrease of 6.4% from RMB3,104.0 million in 2019.

•	Net loss attributable to Puxin Limited was RMB32.2 million (US$4.9 million), a decrease of 93.8% from RMB518.5 million in 2019.

•	Adjusted net income attributable to Puxin Limited was RMB16.7 million (US$2.6 million), compared to adjusted net loss attributable to Puxin Limited of RMB183.5 million in 2019.

•	Adjusted EBITDA was RMB170.2 million (US$26.1 million), compared to RMB(14.1) million in 2019.

•	Student enrollments increased by 28.2% to 3,680,742 from 2,872,025 in 2019.

Mr. Yunlong Sha, Chairman and Chief Executive Officer of Puxin, commented, “In the fourth quarter of 2020, COVID-19 outbreak rebounded in some cities, but was eventually effectively controlled by the government. In line with local epidemic prevention measures, we had to once again temporarily close some of our learning centers and move the courses online. To ensure the safety and health of every student and staff member, we have strengthened epidemic prevention health measures in our learning centers. Looking back on 2020, while Puxin’s total revenues were impacted by the pandemic, our core K-12 tutoring services (excluding Puxin Online School) still achieved a steady growth, with an increase of 8.9% in revenues. During 2020, Puxin had strategically focused on K-12 offline tutoring services by increasing investment in R&D for products designed for elementary school and junior high school students. For instance, we formed a dedicated animation product team, tasked with the mission to enrich the teaching materials for our elementary school students and to increase customer retention rate through enhancing students’ interest in learning. Meanwhile, Puxin continued to further develop the ‘online merge offline’ (OMO) model. The OMO model has allowed us to seamlessly integrate offline and online K-12 tutoring services to provide top-notch services that improved the quality of teaching and customer’s satisfaction rate. Moving forward in 2021, with the rebound of the economy of China, Puxin is confident to achieve a high-quality growth in the year.”

[1]

Adjusted net (loss) income attributable to Puxin Limited is a non-GAAP financial measure, which is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses and loss on changes in fair value of derivative liabilities. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[2]

EBITDA is a non-GAAP financial measure, which is defined as net loss excluding depreciation, amortization, interest expense, interest income and income tax expenses; adjusted EBITDA is a non-GAAP financial measure, which is defined as net loss excluding depreciation, amortization, interest expense, interest income, income tax expenses, share-based compensation expenses and loss on changes in fair value of derivative liabilities. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Mr. Peng Wang, Chief Financial Officer of Puxin, added, “Puxin’s unwavering commitment to the K-12 tutoring services and effective cost control measures have empowered us to weather the storm in 2020. Benefitting from the exceptional operational capabilities of our PBS system, the total operating expenses in 2020 fell 17.2% on a year-over-year basis (YoY). Net revenues of K-12 tutoring services (excluding Puxin Online School) achieved RMB2,099.0 million in 2020. We also made a positive progress in adjusted net loss attributable to Puxin Limited of K-12 tutoring services (excluding Puxin Online School), achieving RMB212.0 million, a substantial 137.3% YoY increase. The business of studying abroad tutoring services has not yet fully recovered, with RMB697.6 million in net revenues of studying abroad services in 2020, a decrease of 39.9% YoY from RMB1,160.1 million in 2019. With the widespread of COVID-19 vaccination in China and overseas as well as the anticipation of global economy recovery, we expect the study abroad market to rebound in the coming year. In the near term, we will continue to focus on cost control and margin improvement, target K-12 tutoring services as the core of our growth strategies, implement the OMO strategy more efficiently and improve growth and profitability, in order to deliver a long-term sustainable shareholder value.”

Financial Results for the Fourth Quarter of 2020

Net Revenues

Net revenues decreased by 16.4% to RMB718.3 million (US$110.1 million) from RMB859.3 million in the fourth quarter of 2019. This decrease was primarily due to a decrease in student enrollments from 872,950 in the fourth quarter of 2019 to 763,626 in the same period of 2020.

Net revenues of K-12 tutoring services (excluding Puxin Online School) were RMB546.7 million (US$83.8 million), a decrease of 5.3% from RMB577.5 million in the fourth quarter of 2019. This decrease was primarily driven by a decrease in student enrollments, which is caused by the rebounded COVID-19 outbreak in some cities.

Cost of Revenues

Cost of revenues decreased by 13.3% to RMB404.4 million (US$62.0 million) from RMB466.4 million in the fourth quarter of 2019, primarily due to a decrease in teaching staff’s compensation. Cost of revenues, excluding share-based compensation expenses, decreased by 13.3% to RMB403.9 million (US$61.9 million) from RMB465.6 million in the fourth quarter of 2019.

Gross Profit and Gross Margin

Gross profit was RMB313.9 million (US$48.1 million), a decrease of 20.1% from RMB392.9 million in the fourth quarter of 2019. Gross margin was 43.7%, compared to 45.7% for the same period in 2019.

Operating Expenses

Total operating expenses decreased by 7.5% to RMB450.2 million (US69.0 million) from RMB486.7 million in the fourth quarter of 2019.

Selling expenses decreased by 7.6% to RMB290.9 million (US$44.6 million) from RMB314.6 million in the fourth quarter of 2019. Selling and marketing expenses, excluding share-based compensation expenses, decreased by 7.2% to RMB287.9 million (US$44.1 million) from RMB310.1 million in the fourth quarter of 2019. The decreases were primarily due to decreases in marketing expense and marketing staff compensation.

General and administrative expenses decreased by 7.4% to RMB159.3 million (US$24.4 million) from RMB172.1 million during the same period of 2019. General and administrative expenses, excluding share-based compensation expenses, decreased by 6.7% to RMB156.5 million (US$24.0 million) from RMB167.8 million in the fourth quarter of 2019. The decreases were primarily due to decreases in staff compensation and daily operating expenses.

Total share-based compensation expenses allocated to related cost of revenues and operating expenses decreased by 34.1% to RMB6.4 million (US$1.0 million) from RMB9.7 million in the fourth quarter of 2019. The decrease was primarily due to a decrease in the number of options vested in the fourth quarter of 2020 compared to the same period of 2019.

Operating Loss and Operating Margin

Operating loss was RMB136.3 million (US$20.9 million), an increase of 45.2% from RMB93.8 million in the fourth quarter of 2019. Operating margin was (19.0)% in the fourth quarter of 2020, compared to (10.9)% for the same period in 2019.

Adjusted operating loss3 was RMB129.9 million (US$19.9 million), an increase of 54.3% from RMB84.2 million in the fourth quarter of 2019.

Adjusted operating margin4 was (18.1)%, compared to (9.8)% in the same period of the prior year.

Net Loss

Net loss attributable to Puxin Limited was RMB68.8 million (US$10.5 million), a decrease of 36.8% from RMB108.8 million during the fourth quarter of 2019. Basic and diluted net loss per ADS attributable to Puxin Limited were RMB0.78 (US$0.12), compared to RMB1.26 during the same period of 2019.

Adjusted net loss attributable to Puxin Limited was RMB62.4 million (US$9.6 million), a decrease of 32.5% from RMB92.5 million during the fourth quarter of 2019. Adjusted basic and diluted net loss per ADS attributable to Puxin Limited5 were RMB0.72 (US$0.11), compared to RMB1.06 during the same period of 2019.

EBITDA

EBITDA was RMB(24.1) million (US$(3.7) million), compared to RMB(68.2) million in the fourth quarter of 2019.

EBITDA margin6 was (3.4)% in the fourth quarter of 2020, compared to (7.9)% in the same period in 2019.

Adjusted EBITDA was RMB(17.8) million (US$(2.7) million), compared to RMB(51.9) million in the fourth quarter of 2019.

Adjusted EBITDA margin7 was (2.5)%, compared to (6.0)% in the same period in 2019.

Financial Results for the Fiscal Year 2020

Net Revenues

Net revenues decreased by 6.4% to RMB2,903.9 million (US$445.0 million) from RMB3,104.0 million in 2019, primarily due to a decrease in net revenues from our study abroad business attributable to the adverse impact of the global COVID-19 pandemic. This decrease was partially offset by the steady growth of our K-12 tutoring services supported by an increase in student enrollments.

Net revenues of K-12 tutoring services (excluding Puxin Online School) were RMB2,099.0 million (US$321.7 million), an increase of 8.9% from RMB1,927.4 million in 2019. Net revenues from K-12 tutoring services (excluding Puxin Online School), as percentage of total revenue, increased to 72.3% from 62.1% in 2019.

[3]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[4]

Adjusted operating margin is a non-GAAP financial measure, which is defined as adjusted operating loss divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[5]

Adjusted basic and diluted net (loss) income per ADS attributable to Puxin Limited is a non-GAAP financial measure, which is defined as basic and diluted net loss per ADS attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of derivative liabilities. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[6]

EBITDA margin is a non-GAAP financial measure, which is defined as EBITDA divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[7]

Adjusted EBITDA margin is a non-GAAP financial measure, which is defined as adjusted EBITDA divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Cost of Revenues

Cost of revenues decreased by 4.3% to RMB1,558.6 million (US$238.9 million) from RMB1,629.4 million in 2019. Cost of revenues, excluding share-based compensation expenses, decreased by 4.2% to RMB1,556.3 million (US$238.5 million) from RMB1,625.1 million in 2019.

Gross Profit and Gross Margin

Gross profit was RMB1,345.3 million (US$206.2 million), a decrease of 8.8% from RMB1,474.5 million in 2019. Gross margin was 46.3%, compared to 47.5% in 2019.

Operating Expenses

Total operating expenses decreased by 17.2% to RMB1,517.7 million (US$232.6 million) from RMB1,832.1 million in 2019.

Selling expenses decreased by 3.3% to RMB1,048.5 million (US$160.7 million) from RMB1,083.8 million in 2019. Selling and marketing expenses, excluding share-based compensation expenses, decreased by 2.5% to RMB1,035.2 million (US$158.7 million) from RMB1,061.9 million in 2019.

General and administrative expenses decreased by 37.3% to RMB469.2 million (US$71.9 million) from RMB748.3 million in 2019. General and administrative expenses, excluding share-based compensation expenses, decreased by 16.0% to RMB456.7 million (US$70.0 million) from RMB544.0 million in 2019.

Total share-based compensation expenses allocated to related cost of revenues and operating expenses decreased by 87.8% to RMB28.0 million (US$4.3 million) from RMB230.4 million in 2019.

Operating Loss and Operating Margin

Operating loss decreased by 51.8% to RMB172.4 million (US$26.4 million) from RMB357.5 million in 2019. Operating margin was (5.9)% in 2020, compared to (11.5)% in 2019.

Adjusted operating margin was (5.0)%, compared to (4.1)% in 2019.

Net Income/Loss

Net loss attributable to Puxin Limited decreased by 93.8% to RMB32.2 million (US$4.9 million), compared to RMB518.5 million in 2019. This decrease was primarily driven by decrease in share-based compensation expenses, loss on changes in fair value of derivative liabilities and other operational costs, and by the recording of exemption of social insurance and value-added tax, and also by the gain on disposal of subsidiaries in year 2020. Basic and diluted net loss per ADS attributable to Puxin Limited were RMB0.36 (US$0.06), compared to RMB6.06 in 2019.

Adjusted net income attributable to Puxin Limited was RMB16.7 million (US$2.6 million), compared to adjusted net loss attributable to Puxin Limited of RMB183.5 million in 2019. Adjusted basic and diluted net income per ADS attributable to Puxin Limited were RMB0.19 (US$0.03), compared to RMB(2.14) in 2019.

Adjusted net income attributable to Puxin Limited of K-12 tutoring services (excluding Puxin Online School) was RMB212.0 million (US$32.5 million), an increase of 137.3% from RMB89.3 million in 2019.

EBITDA

EBITDA was RMB121.3 million (US$18.6 million), compared to RMB(349.1) million in 2019.

EBITDA margin was 4.2% in 2020, compared to (11.2)% in 2019.

Adjusted EBITDA was RMB170.2 million (US$26.1 million), compared to RMB(14.1) million in 2019.

Adjusted EBITDA margin was 5.9%, compared to (0.5)% in 2019.

Cash and Current Bank Balances

As of December 31, 2020, the Company had total cash and cash equivalents and the current portion of restricted cash of RMB563.0 million (US$86.3 million), compared to RMB606.3 million as of December 31, 2019. The current portion of restricted cash consisted primarily of deposits with Chinese commercial banks as collateral for our bank borrowings within one-year term.

Business Outlook

For the first quarter of 2021, based on the information available as of the date of this press release, the Company expects net revenues to be between RMB683.7 million and RMB721.3 million, which represents a decrease of 4% to 9% year-over-year. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Puxin’s management team will hold a conference call on March 16, 2021, at 8:00 AM U.S. Eastern Time (or 8:00 PM on the same day, Beijing/Hong Kong Time) following the quarterly results announcement. Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272
Mainland China:	4001-201203
US:	+1-888-346-8982
Hong Kong:	+852-301-84992
Passcode:	Puxin

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Puxin Limited Call. Participants will be required to state their name and company upon entering the call.

A replay of the conference call will be accessible two hours after the conclusion of the conference call through March 23, 2021 by dialing the following numbers:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	10152898

A live webcast and archive of the conference call will be available on the Investor Relations section of Puxin’s website at http://ir.pxjy.com/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB 6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

Use of Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company also uses non-GAAP financial measures, including adjusted operating loss, adjusted operating margin, adjusted net (loss) income attributable to Puxin Limited, EBITDA, adjusted EBITDA, EBITDA margin, adjusted EBITDA margin, adjusted basic and diluted net (loss) income per ADS attributable to Puxin Limited, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating loss is defined as operating loss excluding share-based compensation expenses; adjusted operating margin is defined as adjusted operating loss divided by net revenues; adjusted net (loss) income attributable to Puxin Limited is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses and loss on changes in fair value of derivative liabilities; EBITDA is defined as net loss excluding depreciation, amortization, interest expense, interest income and income tax expenses; adjusted EBITDA is defined as net loss excluding depreciation, amortization, interest expense, interest income, income tax expenses, share-based compensation expenses and loss on changes in fair value of derivative liabilities; EBITDA margin is defined as EBITDA divided by net revenues; adjusted EBITDA margin is defined as adjusted EBITDA divided by net revenues; and adjusted basic and diluted net (loss) income per ADS attributable to Puxin Limited are defined as basic and diluted net loss per ADS attributable to Puxin Limited excluding share-based compensation expenses and loss on changes in fair value of derivative liabilities.

The Company believes that these non-GAAP financial measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “aim,” “plan,” “believe,” “estimate,” “predict,” “project,” “continue,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (NYSE: NEW, “Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

Institutional Capital Advisory (ICA)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: puxin@icaasia.com

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	256,763	48,497	7,432
Restricted cash, current portion	349,540	514,496	78,850
Inventories	13,311	15,210	2,331
Prepaid expenses and other current assets	117,148	141,894	21,746
Loan receivable	191,230	222,895	34,160

Total current assets	927,992	942,992	144,519

Non-current assets
Restricted cash, non-current portion	36,727	25,814	3,956
Operating lease right-of-use assets	1,045,941	940,568	144,148
Property, plant and equipment, net	298,719	265,029	40,617
Intangible assets	264,540	225,170	34,509
Goodwill	2,055,922	2,083,151	319,257
Deferred tax assets	2,199	3,522	540
Rental deposit	75,015	71,948	11,027
Other non-current assets	—	59,400	9,103

TOTAL ASSETS	4,707,055	4,617,594	707,676

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB930,674 and RMB743,499 of December 31, 2019 and 2020, respectively)	983,715	784,894	120,290
Income tax payable of the consolidated VIE without recourse to the Group	21,248	32,445	4,972
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB1,195,723 and RMB1,013,606 as of December 31, 2019 and 2020, respectively)	1,205,609	1,023,037	156,787
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIE without recourse to the Group of RMB275,893 and RMB251,572 as of December 31, 2019 and 2020, respectively)	276,877	254,002	38,928
Amounts due to related parties, current portion (including amounts due to related parties, current portion of the consolidated VIE without recourse to the Group of RMB254 and RMB nil as of December 31, 2019 and 2020, respectively)	1,451	—	—
Bank borrowings of the consolidated VIE without recourse to the Group	318,600	585,000	89,655
Loans payable to third parties, current portion (including loans payable to third parties, current portion of the consolidated VIE without recourse to the Group of RMB292,952 and RMB136,600 as of December 31, 2019 and 2020, respectively)	413,838	301,850	46,261
Promissory notes, current portion (including promissory notes, current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and 2020, respectively)	87,023	163,125	25,000

Total current liabilities	3,308,361	3,144,353	481,893

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	101,372	81,805	12,537
Deferred tax liabilities of the consolidated VIE without recourse to the Group	81,969	71,674	10,985
Franchise deposits of the consolidated VIE without recourse to the Group	2,533	2,549	391
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIE without recourse to the Group of RMB693,505 and RMB594,624 as of December 31, 2019 and 2020, respectively)	693,505	605,827	92,847
Promissory note, non-current portion (including promissory note, non-current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and 2020, respectively)	87,022	—	—
Derivative liabilities (including derivative liabilities of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and 2020, respectively)	172,235	—	—
Loans payable to third parties, non-current portion (including loans payable to third parties of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and 2020, respectively)	—	121,870	18,677
Amounts due to related parties, non-current portion (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and 2020, respectively)	—	170,393	26,114

TOTAL LIABILITIES	4,446,997	4,198,471	643,444

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of USD0.00005 per share; 1,000,000,000 and 1,000,000,000 shares authorized, 188,627,228 and 188,653,468 shares issued and 174,025,810 and 174,453,992 shares outstanding as of December 31, 2019 and 2020, respectively)	62	62	9
Additional paid-in capital	2,175,652	2,396,406	367,265
Statutory reserve	7,979	11,444	1,754
Accumulated other comprehensive income	68,707	43,711	6,699
Accumulated deficit	(1,991,220)	(2,026,891)	(310,635)

Total Puxin Limited shareholders’ equity	261,180	424,732	65,092
Non-controlling interest	(1,122)	(5,609)	(860)

TOTAL SHAREHOLDERS’ EQUITY	260,058	419,123	64,232

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	4,707,055	4,617,594	707,676

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Net revenues	859,319	718,313	110,086
Cost of revenues (including share-based compensation expenses of RMB818 and RMB522 for the three months ended December 31, 2019 and 2020, respectively)	(466,439)	(404,386)	(61,975)

Gross profit	392,880	313,927	48,111

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB4,544 and RMB2,984 for the three months ended December 31, 2019 and 2020, respectively)	(314,621)	(290,851)	(44,575)
General and administrative expenses (including share-based compensation expenses of RMB4,304 and RMB2,868 for the three months ended December 31, 2019 and 2020, respectively)	(172,098)	(159,345)	(24,421)

Total operating expenses	(486,719)	(450,196)	(68,996)

Operating loss	(93,839)	(136,269)	(20,885)

Interest expense	(17,094)	(19,358)	(2,967)
Interest income	13,707	11,214	1,719
Foreign exchange loss	(65)	(1,060)	(162)
Loss on changes in fair value of derivative liabilities	(6,622)	—	—
Other income, net	—	18,674	2,862
Gain on disposal of a subsidiary	—	66,000	10,115

Loss before income taxes	(103,913)	(60,799)	(9,318)
Income tax expenses	(6,084)	(9,526)	(1,460)

Net loss	(109,997)	(70,325)	(10,778)
Less: Net loss attributable to non-controlling interest	(1,169)	(1,517)	(232)

Net loss attributable to Puxin Limited	(108,828)	(68,808)	(10,546)

Net loss per share attributable to Puxin Limited
Basic and diluted	(0.63)	(0.39)	(0.06)

Net loss per ADS attributable to Puxin Limited
Basic and diluted	(1.26)	(0.78)	(0.12)

Weighted average shares used in calculating basic and diluted net loss per share	173,989,979	174,276,664	174,276,664

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the three months ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Net loss	(109,997)	(70,325)	(10,778)

Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustments	(4,986)	(14,471)	(2,218)

Total comprehensive loss	(114,983)	(84,796)	(12,996)

Less: comprehensive loss attributable to non-controlling interest	(1,169)	(1,517)	(232)

Total comprehensive loss attributable to Puxin Limited	(113,814)	(83,279)	(12,764)

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Net revenues	3,103,958	2,903,915	445,044
Cost of revenues (including share-based compensation expenses of RMB4,352 and RMB2,294 for the years ended December 31, 2019 and 2020, respectively)	(1,629,447)	(1,558,596)	(238,865)

Gross profit	1,474,511	1,345,319	206,179

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB21,870 and RMB13,290 for the years ended December 31, 2019 and 2020, respectively)	(1,083,795)	(1,048,521)	(160,693)
General and administrative expenses (including share-based compensation expenses of RMB204,218 and RMB12,439 for the years ended December 31, 2019 and 2020, respectively)	(748,259)	(469,163)	(71,902)

Total operating expenses	(1,832,054)	(1,517,684)	(232,595)

Operating loss	(357,543)	(172,365)	(26,416)

Interest expense	(71,099)	(80,319)	(12,309)
Interest income	25,542	46,150	7,073
Foreign exchange gain (loss)	243	(1,322)	(203)
Loss on changes in fair value of derivative liabilities	(104,589)	(20,917)	(3,206)
Other income, net	—	78,440	12,021
Gain on disposal of subsidiaries	—	126,968	19,459
Impairment loss on intangible assets	—	(4,100)	(628)

Loss before income taxes	(507,446)	(27,465)	(4,209)
Income tax expenses	(12,188)	(9,195)	(1,409)

Net loss	(519,634)	(36,660)	(5,618)
Less: Net loss attributable to non-controlling interest	(1,101)	(4,454)	(683)

Net loss attributable to Puxin Limited	(518,533)	(32,206)	(4,935)

Net loss per share attributable to Puxin Limited
Basic and diluted	(3.03)	(0.18)	(0.03)

Net loss per ADS attributable to Puxin Limited
Basic and diluted	(6.06)	(0.36)	(0.06)

Weighted average shares used in calculating basic and diluted net loss per share	170,903,317	174,156,247	174,156,247

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Net loss	(519,634)	(36,660)	(5,618)

Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustments	493	(24,996)	(3,831)

Total comprehensive loss	(519,141)	(61,656)	(9,449)

Less: comprehensive loss attributable to non-controlling interest	(1,101)	(4,454)	(683)

Total comprehensive loss attributable to Puxin Limited	(518,040)	(57,202)	(8,766)

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Operating loss	(93,839)	(136,269)	(20,885)
Add: Share-based compensation expenses	9,666	6,374	977

Adjusted operating loss	(84,173)	(129,895)	(19,908)

Adjusted operating margin	(9.8%)	(18.1%)	(18.1%)

Net loss attributable to Puxin Limited	(108,828)	(68,808)	(10,546)
Add: Share-based compensation expenses	9,666	6,374	977
Loss on changes in fair value of derivative liabilities	6,622	—	—

Adjusted net loss attributable to Puxin Limited	(92,540)	(62,434)	(9,569)

Net loss	(109,997)	(70,325)	(10,778)
Add: Income tax expenses	6,084	9,526	1,460
Depreciation of property, plant and equipment	23,195	20,050	3,073
Amortization of intangible assets	9,135	8,465	1,297
Interest expense	17,094	19,358	2,967
Less: Interest income	13,707	11,214	1,719

EBITDA	(68,196)	(24,140)	(3,700)

EBITDA margin	(7.9%)	(3.4%)	(3.4%)

Add: Share-based compensation expenses	9,666	6,374	977
Loss on changes in fair value of derivative liabilities	6,622	—	—

Adjusted EBITDA	(51,908)	(17,766)	(2,723)

Adjusted EBITDA margin	(6.0%)	(2.5%)	(2.5%)

Net loss per ADS attributable to Puxin Limited
- Basic and diluted	(1.26)	(0.78)	(0.12)

Adjusted net loss per ADS attributable to Puxin Limited
- Basic and diluted	(1.06)	(0.72)	(0.11)

Weighted average shares used in calculating basic and diluted net loss per share	173,989,979	174,276,664	174,276,664

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Operating loss	(357,543)	(172,365)	(26,416)
Add: Share-based compensation expenses	230,440	28,023	4,295

Adjusted operating loss	(127,103)	(144,342)	(22,121)

Adjusted operating margin	(4.1%)	(5.0%)	(5.0%)

Net loss attributable to Puxin Limited	(518,533)	(32,206)	(4,935)
Add: Share-based compensation expenses	230,440	28,023	4,295
Loss on changes in fair value of derivative liabilities	104,589	20,917	3,206

Adjusted net (loss) income attributable to Puxin Limited	(183,504)	16,734	2,566

Net loss	(519,634)	(36,660)	(5,618)
Add: Income tax expenses	12,188	9,195	1,409
Depreciation of property, plant and equipment	77,859	80,290	12,305
Amortization of intangible assets	34,938	34,266	5,251
Interest expense	71,099	80,319	12,309
Less: Interest income	25,542	46,150	7,073

EBITDA	(349,092)	121,260	18,583

EBITDA margin	(11.2%)	4.2%	4.2%

Add: Share-based compensation expenses	230,440	28,023	4,295
Loss on changes in fair value of derivative liabilities	104,589	20,917	3,206

Adjusted EBITDA	(14,063)	170,200	26,084

Adjusted EBITDA margin	(0.5%)	5.9%	5.9%

Net loss per ADS attributable to Puxin Limited
- Basic and diluted	(6.06)	(0.36)	(0.06)

Adjusted net (loss) income per ADS attributable to Puxin Limited
- Basic	(2.14)	0.19	0.03

Adjusted net (loss) income per ADS attributable to Puxin Limited
- Diluted	(2.14)	0.19	0.03

Weighted average shares used in calculating basic net loss per share	170,903,317	174,156,247	174,156,247

Weighted average shares used in calculating diluted net loss per share	170,903,317	178,031,227	178,031,227

Note: Each ADS represents two ordinary shares.